Richard Parker · 2nd

CEO at SimGraphics

Rancho Mirage, California, United States · Contact info

367 connections

SimGraphics

Experience

Chief Executive Officer

SimGraphics · Full-time

Jun 2019 – Present · 2 yrs 8 mos

Southern California

SimGraphics is the 30-year leader in providing directable interactive animated character experiences.

DexYP

2 yrs

AVP, Application Development & Architecture

Aug 2018 – Jun 2019 · 11 mos

Dallas/Fort Worth Area, Southern California

Responsible for the development of all order management, content collection, and fulfillment technologies, including the Salesforce org. I also oversee the architecture of all current and future enterprise applications.

AVP, Digital Product Integration & Fulfillment

Jan 2018 – Aug 2018 · 8 mos

Managedthe engineering teams responsible for all digital product fulfillment software, vendor integration, content management, and other workflow/BPMS solutions.

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YP

8 yrs 8 mos

Executive Director, Product Integration

Jan 2014 – Jul 2017 · 3 yrs 7 mos

Glendale, CA

Architect, Special Projects

Apr 2013 – Jan 2014 · 10 mos

Glendale, CA

Designed and prototyped new advertising and portfolio management solutions using a variety of technologies (Scala, Play, Java, Oracle, web services, JSON, etc...).

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Sr. Software/Systems Eng.

MusicIP

Mar 2007 – Nov 2008 · 1 yr 9 mos

VP, Engineering

Core Software Technology
Mar 1992 – Mar 2006 · 14 yrs 1 mo

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